[redacted]

13014872

Sec
MAR - 1 2013

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARK INVESTMENTS dba Adie, Douglas Keith

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16170 CANAANVILLE ROAD
(No. and Street)

ATHENS (City) OHIO (State) 45701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS K ADIE 740-593-8888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER E. METZLOFF, CPA SKODA MINOTTI
(Name – *if individual, state last, first, middle name*)

6685 BETA DRIVE (Address) MAYFIELD VILLAGE (City) OHIO (State) 44143 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS K. ADIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARK INVESTMENTS, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M. SCOTT NISLEY
Notary Public, State of Ohio
My Commission Expires 8-30-2014
Commission Recorded in Athens County

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOUGLAS K. ADIE, dba Ark Investments

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2012

SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

DOUGLAS K. ADIE, dba Ark Investments

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2012

DOUGLAS K. ADIE, dba Ark Investments

YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE OWNER
DOUGLAS K. ADIE, dba Ark Investments

We have audited the accompanying statement of financial condition of Douglas K. Adie, dba Ark Investments (the Company) as of December 31, 2012, and the related statements of income and changes in owner's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Douglas K. Adie, dba Ark Investments as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 5, 2013

DOUGLAS K. ADIE, dba Ark Investments

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	45,872
Deposit with broker		11,296
Marketable securities, at fair value		124,950
	$	182,118

LIABILITIES AND EQUITY

LIABILITIES		
Accrued expenses	$	175
EQUITY		
Owner's equity		181,943
	$	182,118

The accompanying notes are an integral part of these financial statements.

DOUGLAS K. ADIE, dba Ark Investments

STATEMENT OF INCOME AND CHANGES IN OWNER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

REVENUE	
Fees and commissions	$ 9,266
Unrealized gain on securities	2,400
Interest and dividend income, net	1,792
	13,458
OPERATING EXPENSES	
Communications	4,146
Occupancy expense	1,867
Regulatory fees and expenses	1,251
Other operating expenses	158
	7,422
NET INCOME	6,036
Owner's equity at beginning of year	177,920
Owner's withdrawals during the year	(2,013)
Owner's equity at end of the year	$ 181,943

The accompanying notes are an integral part of these financial statements.

DOUGLAS K. ADIE, dba Ark Investments

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 6,036
Adjustments to reconcile net income to net cash provided by operating activities:	
Deduct: Item not affecting cash	
Unrealized gain on securities	(2,400)
Cash used in change in the following item:	
Increase in deposit with broker	(1)
Net cash provided by operating activities	3,635
CASH FLOWS FROM FINANCING ACTIVITIES:	
Owner's withdrawals	(2,013)
NET INCREASE IN CASH AND EQUIVALENTS	1,622
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	44,250
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 45,872

The accompanying notes are an integral part of these financial statements.

DOUGLAS K. ADIE, dba Ark Investments

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Douglas K. Adie, dba Ark Investments (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), and is engaged in managed accounts, with a concentration in Southeast Ohio. The financial statements of the Company include only those assets, liabilities, revenues, and expenses which relate to the business of the Company.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, such as money market deposits, to be cash equivalents.

Investments

Investments consist of marketable equity securities reported at fair value. In accordance with industry accounting practices, any unrealized gain or loss on marketable equity securities is recognized currently in income. All of the investments represent a holding of 5,000 shares of NASDAQ with a cost of approximately $57,000.

Revenue Recognition

Commissions are recognized as income when earned.

Income Taxes

As a proprietorship, the Company is not a taxpaying entity for purposes of Federal or state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all resources; accordingly, no provision or liability for Federal or state income taxes has been included in these financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 5, 2013, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. FAIR VALUE OF INVESTMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories:

- Level 1 – Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement.

- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists, or in instances where prices vary substantially over time or among brokered market makers.

- Level 3 – Model derived valuations in which one or more significant inputs of significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the assets or liability based on the best available information.

All of the Company's investments are Level 1.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was in excess of the required capital.

DOUGLAS K. ADIE, dba Ark Investments

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

FORM X-17A-5 LINE		
	COMPUTATION OF NET CAPITAL:	
1	Total stockholder's equity from statement of financial condition	$ 181,943
2	Less: Stockholder's equity not allowable for net capital	-
3	Total stockholder's equity qualified for net capital	$ 181,943
6D	Total other deductions	
8	Net capital before haircuts on security positions	$ 181,943
9	Haircuts on securities pursuant to 15c3-1	(50,125)
10	Net capital	$ 131,818
	COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
11	Minimum net capital required	$ 12
12	Minimum dollar requirement	$ 50,000
13	Net capital requirement	$ 50,000
14	Excess net capital	
	Net capital	$ 131,818
	Less: Net capital requirement	(50,000)
	Total	$ 81,818
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$ 71,818
	AGGREGATE INDEBTEDNESS:	
16 and 19	Aggregate indebtedness liabilities	$ 175
20	Percent of aggregate indebtedness to net capital	0.13%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

See the Independent Auditors' Report.

DOUGLAS K. ADIE, dba Ark Investments

INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2012

Douglas K. Adie, dba Ark Investments is engaged in the sale of Direct Participation Programs. It conforms to the exemption provision under Rule 15c3-3, by not collecting or holding funds or securities for, or owing money or securities to customers.

See the Independent Auditors' Report.

DOUGLAS K. ADIE, dba Ark Investments

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2012

	Audited	Unaudited	Increase (Decrease)
COMPUTATION OF NET CAPITAL:			
Total stockholder's equity from statement of financial condition	$ 181,943	$ 181,943	$ -
Haircuts on securities pursuant to 15c3-1	(50,125)	(50,125)	-
Net capital	$ 131,818	$ 131,818	$ -
COMPUTATION OF BASIC NET CAPITAL : REQUIREMENT			
Minimum dollar requirement	$ 50,000	$ 50,000	$ -
Net capital requirement	$ 50,000	$ 50,000	$ -
Excess net capital:			
Net capital	$ 131,818	$ 131,818	$ -
Less: Net capital requirement	(50,000)	(50,000)	-
Total	$ 81,818	$ 81,818	$ -
Excess net capital less certain adjustments	$ 71,818	$ 71,818	$ -
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 175	$ 175	$ -
Percent of aggregate indebtedness to net capital	0%	0%	0%
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	0%

See the Independent Auditors' Report.

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE OWNER
DOUGLAS K. ADIE, dba Ark Investments

In planning and performing our audit of the financial statements and supplementary financial information of Douglas K. Adie, dba Ark Investments (the Company), as of and for the year ended December 31, 2012, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 5, 2013